Exhibit 99.2
Satyam Computer Services Limited
Registered office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q4 and FY 2007
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.87 bn and US$1.9 bn, implying a growth rate of 28.0% to 30.0% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$1.16 and US$1.18, implying a growth rate of 27% - 29% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 20.0% and 22.0%. EPS for the full year is expected to be between Rs. 25.32 and Rs. 25.73; a growth of 18.0 — 20.0%.
Consolidated Indian GAAP Highlights
The highlights of the results under Indian GAAP Consolidated basis are:
Q4 FY07:
1.	Income from software services revenue was Rs.1,779 crore; a YoY increase of 35.4% and a sequential increase of 7.1%.

2.	Total income was Rs. 1,850 crore; a YoY increase of 37.8% and a sequential increase of 10.7%.

3.	Net Profit after Tax was Rs. 394 crore; a YoY increase of 38.3% and a sequential increase of 16.7%.

4.	EPS was Rs. 5.98; a YoY increase of 36.0% and a sequential increase of 16.3%.

5.	EBITDA margin for the quarter was 23.1%.
FY 2007:
1.	Income from software services revenue was Rs. 6,485 crore; a growth of 35.3% over fiscal 2006

2.	Total income was Rs. 6,668 crore; a growth of 35.8% over fiscal 2006

3.	Net profit after tax was Rs. 1,405 crore; a growth of 43.1% over fiscal 2006

4.	EPS at 21.45 grew by 40.6% over FY 2006

5.	EBITDA for the year was 23.7%; a drop of about 60 bps over FY 2006.
US GAAP Highlights
The highlights of the results under US GAAP are:
Q4 FY07:
1.	Software services revenue was US$411 mn; up 36.7 % YoY and 9.5% sequentially.

2.	Net Income was $86 mn; YoY increase of 38.6% and a sequential increase of 21.4%.

3.	Basic earning per ADS for the quarter was US$0.26; increase of 36.0% YoY and up 20.8% sequentially.

4.	Operating margins (EBIT) was 19.7%.
FY 2007:
1.	Revenue was US$1.46 bn; a growth of 33.3%.

2.	Net Income was US$298 mn; a growth of 39.8%.

3.	Basic earning per ADS for fiscal 2007 was US$0.91; an increase of 37.4% over fiscal 2006.

4.	Operating margins (EBIT) for the year ended at 19.95% compared to 20.04% for FY 2006.
Others
1.	The parent company ended the quarter with 35,670 associates, an addition of 1,265 associates including 600 trainees for Q4 07. The number of associates including the subsidiaries and joint ventures stood at 39,552.

2.	Attrition on a trailing twelve months basis fell to 15.7% from 17.6% in Q3. Annualized quarterly attrition stood at 13.21% compared to 21.9% at the beginning of FY 2007.

Audited financial results for the quarter and year ended March 31, 2007

				Growth over
				quarter		Growth over			Growth over
		Quarter ended March 31,		ended	Quarter ended	quarter ended	Year ended		year ended
				March 31,	December 31,	December	March 31,		March 31,
Sl. No.	Particulars	2007	2006	2006	2006	31, 2006	2007	2006	2006
		Rs. in crores		%	Rs. in crores	%	Rs. in crores		%
1	Income from services
	-Exports	1,637.18	1,207.31	35.61	1,526.04	7.28	5,961.06	4,461.64	33.61
	-Domestic	71.85	52.66	36.44	68.83	4.39	267.41	172.67	54.87
	Total	1,709.03	1,259.97	35.64	1,594.87	7.16	6,228.47	4,634.31	34.40
2	Other income	69.37	27.55	151.80	9.73	612.95	181.61	377.91 *	(51.94)
3	Total income	1,778.40	1,287.52	38.13	1,604.60	10.83	6,410.08	5,012.22	27.89 [1]
4	Personnel expenses	1,036.07	716.43	44.62	929.34	11.48	3,706.04	2,700.67	37.23
5	Operating & administration expenses	265.78	208.00	27.78	256.59	3.58	993.31	740.13	34.21
6	Total expenditure	1,301.85	924.43	40.83	1,185.93	9.77	4,699.35	3,440.80	36.58
7	Profit before interest, depreciation & taxation (PBIDT)	476.55	363.09	31.25	418.67	13.82	1,710.73	1,571.42	8.87
8	PBIDT margin	26.80%	28.20%	—	26.09%	—	26.69%	31.35%	—
9	Operating profit (PBIDT without other income)	407.18	335.54	21.35	408.94	(0.43)	1,529.12	1,193.51	28.12
10	Operating profit margin	23.83%	26.63%	—	25.64%	—	24.55%	25.75%	—
11	Financial expenses	4.93	0.58	750.00	1.35	265.19	7.61	2.72	179.78
12	Depreciation	30.46	33.38	(8.75)	34.32	(11.25)	129.89	122.81	5.77
13	Profit before taxation [7-(11+12)]	441.16	329.13	34.04	383.00	15.19	1,573.23	1,445.89	8.81 [2]
14	Provision for taxation	43.66	39.23	11.29	39.70	9.97	150.00	206.14	(27.23)
15	Profit after taxation (PAT)	397.50	289.90	37.12	343.30	15.79	1,423.23	1,239.75	14.80 [3]
16	PAT to Total income	22.35%	22.52%	—	21.39%	—	22.20%	24.73%	—
17	Paid-up equity share capital (Par value of Rs.2 per share)	133.44	64.89	—	131.42	—	133.44	64.89	—
18	Reserves excluding revaluation reserves	5,648.07	4,268.75	—	5,265.31	—	5,648.07	4,268.75	—
19	EPS — basic (on par value of Rs. 2 per share)**
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	6.04	4.48	34.82	5.24	15.27	21.73	19.26	12.82
	- Without non-recurring item (Rs.)	6.04	4.48	34.82	5.24	15.27	21.73	16.05	35.39
20	EPS -- diluted (on par value of Rs. 2 per share)**
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (Rs.)	5.89	4.30	36.98	5.09	15.72	21.25	18.51	14.80
	- Without non-recurring item (Rs.)	5.89	4.30	36.98	5.09	15.72	21.25	15.44	37.63
21	Dividend per share (On par value of Rs. 2 per share)
	- Interim Dividend (Rs.)	—	—	—	—	—	1.00	2.00	—
	- Final Dividend (Rs.)	2.50	5.00	—	—	—	2.50	5.00	—
22	Aggregate of Public Shareholding
	- No. of Shares	478,313,191	214,288,735	—	467,530,929	—	478,313,191	214,288,735	—
	- Percentage of shareholding	71.69	66.04	—	71.15	—	71.69	66.04	—

*	Includes one time item of profit on sale of shares in Sify Ltd — Rs. 262.83 crores.

**	Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.
      134.97%, 232.98% and 3 37.70% — excluding one time item of profit on sale of shares in Sify Ltd.

Segment Reporting:	Rs in crores

1	Segment revenue
	Information technology services	1,709.03	1,259.97	35.64	1,594.87	7.16	6,228.47	4,634.31	34.40
	Less: Inter segment revenue	—	—	—	—		—	—	—
	Net Sales / Income from operations	1,709.03	1,259.97	35.64	1,594.87	7.16	6,228.47	4,634.31	34.40
2	Segment profit / (loss) before tax and interest
	Information technology services	376.72	302.16	24.68	374.62	0.56	1,399.23	1,070.70	30.68
	Less : Financial expenses	4.93	0.58	750.00	1.35	265.19	7.61	2.72	179.78
	Add: Other income	69.37	27.55	151.80	9.73	612.95	181.61	377.91	(51.94)
	Total profit before tax	441.16	329.13	34.04	383.00	15.19	1,573.23	1,445.89	8.81
3	Capital employed
	Information technology services	2,191.35	2,202.75	(0.52)	1,884.35	16.29	2,191.35	2,202.75	(0.52)
Notes:

1.	The results for the quarter and year ended March 31, 2007 have been taken on record by the Board of directors at its meeting held today.

2.	A final dividend of 125% (Rs 2.50 per share on par value of Rs. 2 per share) has been recommended at the Board meeting, subject to the approval of the shareholders. The total dividend recommended for the year is 175% (Rs 3.50 per share on par value of Rs. 2 per share), including interim dividend of 50% (Re.1 per share on par value of Rs. 2 per share). The register of members and share transfer books will remain closed from August 27, 2007 to August 30, 2007 both days inclusive, for the purposes of AGM, to be held on August 30, 2007 and final dividend.

3.	The Board of directors co-opted Mr. T. R. Prasad and Mr. V. S. Raju as additional directors on the Board of the Company with effect from April 20, 2007, to hold office up to the date of next annual general meeting in which their appointment will be placed for the approval of the members of the Company.

4.	The total manpower strength as on March 31, 2007 stood at 35,670 associates as against 34,405 associates as on December 31, 2006 signifying an increase of 1,265 associates. The number of technical associates increased by 1,218 to close the quarter at 33,812 (32,594 associates as on December 31, 2006).

5.	During the quarter ended March 31, 2007, the Company allotted 10,104,336 equity shares of Rs. 2 each, consequent to exercise of stock options by the Associates.

6.	Details of investor complaints for the quarter ended March 31, 2007:

	Pending as on	During the quarter		Pending as on
Nature	01-01-2007	Received	Disposed off	31-03-2007
Dividends related	0	135	135	0
Others	0	4	4	0
Total	0	139	139	0

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP

				Growth	Quarter	Growth			Growth
		Quarter ended		over quarter	ended	over quarter	Year ended		over year
		March 31,		ended	December 31,	ended	March 31,		ended
Sl.		(unaudited)		March 31,	(unaudited)	December 31,	(audited)		March 31,
No.	Particulars	2007	2006	2006	2006	2006	2007	2006	2006
		Rs. in crores		%	Rs. in crores	%	Rs. in crores		%
1	Income from services
	-Exports	1,701.01	1,247.54	36.35	1,585.20	7.31	6,188.12	4,596.74	34.62
	-Domestic	78.14	66.08	18.25	75.92	2.92	296.96	195.85	51.63
	Total	1,779.15	1,313.62	35.44	1,661.12	7.11	6,485.08	4,792.59	35.31
2	Other income	70.40	28.89	143.68	10.17	592.23	183.28	333.25 *	(45.00)
3	Total income	1,849.55	1,342.51	37.77	1,671.29	10.67	6,668.36	5,125.84	30.09 [1]
4	Personnel expenses	1,076.26	750.04	43.49	967.35	11.26	3,857.93	2,804.70	37.55
5	Cost of software and hardware sold	0.50	0.87	(42.53)	0.74	(32.43)	2.27	2.00	13.50
6	Operating & administration expenses	292.17	228.22	28.02	283.04	3.23	1,087.17	819.71	32.63
7	Total expenditure	1,368.93	979.13	39.81	1,251.13	9.42	4,947.37	3,626.41	36.43
8	Profit before interest, depreciation, taxation & miscellaneous expenses written off	480.62	363.38	32.26	420.16	14.39	1,720.99	1,499.43	14.78
9	PBIDT margin	25.99%	27.07%	—	25.14%	—	25.81%	29.25%	—
10	Operating profit (PBIDT without other
	income)	410.22	334.49	22.64	409.99	0.06	1,537.71	1,166.18	31.86
11	Operating profit margin	23.06%	25.46%	—	24.68%	—	23.71%	24.33%	—
12	Financial expenses	7.42	1.65	349.70	3.23	129.72	15.92	5.54	187.36
13	Depreciation	35.39	37.16	(4.76)	39.37	(10.11)	148.44	137.28	8.13
14	Miscellaneous expenditure written off	—	—	—	—	—	—	0.07	—
15	Profit before taxation [8-(12+13+14)]	437.81	324.57	34.89	377.56	15.96	1,556.63	1,356.54	14.75 [2]
16	Provision for taxation	44.23	39.74	11.30	40.33	9.67	152.01	207.48	(26.74)
17	Profit after taxation, and before
	share of loss in associate company and
	minority interest	393.58	284.83	38.18	337.23	16.71	1,404.62	1,149.06	22.24 [3]
18	Share of loss in associate company	—	—	—	—	—	—	(7.88)	—
19	Minority interest	—	(0.18)	—	—	—	0.12	0.55	(78.18)
20	Profit after taxation, and share of
	loss in associate company and minority
	interest	393.58	284.65	38.27	337.23	16.71	1,404.74	1,141.73	23.04 [4]
21	PAT to total income	21.28%	21.20%	—	20.18%	—	21.07%	22.27%	—
22	Paid-up equity share capital (Par value of Rs.2 per share)	133.44	64.89	—	131.42	—	133.44	64.89	—
23	Reserves excluding revaluation reserves	5,565.82	4,159.57	—	5,142.83	—	5,565.82	4,159.57	—
24	Preference shares of Rs. 10 each
	issued by Subsidiary Company	45.50	91.01	—	91.01	—	45.50	91.01	—
25	EPS — basic (on par value of Rs. 2
	per share)**
	- With non-recurring item (profit
	on sale of shares in Sify Ltd.)
	(Rs.)	5.98	4.40	35.91	5.14	16.34	21.45	17.73	20.98
	- Without non-recurring item (Rs.)	5.98	4.40	35.91	5.14	16.34	21.45	15.26	40.56
26	EPS — diluted (on par value of Rs. 2
	per share)**
	- With non-recurring item (profit
	on sale of shares in Sify Ltd.)
	(Rs.)	5.83	4.23	37.83	5.00	16.60	20.98	17.05	23.05
	- Without non-recurring item (Rs.)	5.83	4.23	37.83	5.00	16.60	20.98	14.67	43.01
27	Aggregate of Public Shareholding
	- No. of Shares	478,313,191	214,288,735	—	467,530,929	—	478,313,191	214,288,735	—
	- Percentage of shareholding	71.69	66.04	—	71.15	—	71.69	66.04	—

*	Includes one time item of profit on sale of shares in Sify Ltd — Rs. 216.43 crores.

**	Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.

[1] 35.83%, [2]36.53%, [3]41.99% and [4] 43.06% — excluding one time item of profit on sale of shares in Sify Ltd.

Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.
2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries — Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary ( from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005) . The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method and our associated company Sify Ltd., (ceased to be an associate from November 09, 2005) which has been accounted for by equity method. Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.
3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: April 20, 2007	Managing Director

Consolidated financial results as per US GAAP

					Three
				Growth over	months	Growth over	Year	Year	Growth over
		Three months		three	ended	three	ended	ended	year
		ended March 31,		months ended	December 31,	months ended	March 31,	March 31,	ended
Sl.		(unaudited)		March 31,	(unaudited)	December	(unaudited)	(audited)	March 31,
No.	Particulars	2007	2006	2006	2006	31, 2006	2007	2006	2006
		US$ million	US$ million	%	US$ million	%	US$ million	US$ million	%
1	Revenues	$411.3	$300.7	36.78	$375.6	9.50	$1,461.4	$1,096.3	33.30
2	Gross profit	147.0	118.2	24.37	138.1	6.44	523.8	407.3	28.60
3	Operating income	81.0	63.6	27.36	77.6	4.38	291.6	219.7	32.73
4	Operating income margin	19.69%	21.15%	—	20.66%	—	19.95%	20.04%	—
5	Income / (loss) before taxes,
	minority interest and equity in
	earnings / (losses) of associated
	companies	95.2	69.5	36.98	78.9	20.66	328.2	287.8	14.04
6	Net income	$86.3	$62.3	38.52	$71.1	21.38	$298.4	$249.4	19.65 [1]
7	EPS — basic (US$)*
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (US$)	0.13	0.10	30.00	0.11	18.18	0.46	0.39	17.95
	- Without non-recurring item (US$)	0.13	0.10	30.00	0.11	18.18	0.46	0.34	35.29
8	EPS — diluted (US$)*
	- With non-recurring item (profit on sale of shares in Sify Ltd.) (US$)	0.13	0.09	44.44	0.11	18.18	0.45	0.38	18.42
	-Without non-recurring item (US$)	0.13	0.09	44.44	0.11	18.18	0.45	0.32	40.63

*	Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.

[1]	39.76% — excluding one time item of profit on sale of shares in Sify Ltd.
Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.
2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries — Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Technologies, Inc., Citisoft Plc and its subsidiary (from May 12, 2005) and Knowledge Dynamics Pte. Ltd. and its subsidiaries (from October 01, 2005). The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd. (ceased to be an associate from November 09, 2005). Satyam sold its entire 31.61% share holding in Sify Ltd. during the year 2005-06.
3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.
4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter and year ended March 31, 2007 is as follows:
In million US$

					Year ended
Sl.		Three months ended (unaudited)			(unaudited)	Year ended (audited)
No.	Particulars	31-03-2007	31-03-2006	31-12-2006	31-03-2007	31-03-2006
1	Profit as per Indian GAAP
	Consolidated Financial
	Statements	$89.4	$64.3	$75.2	$311.9	$257.2
2	Profit / (Loss) of
	subsidiaries and
	associated companies	—	(0.1)	—	—	(0.2)
3	Stock-based compensation	(2.0)	(0.4)	(2.8)	(12.0)	(0.8)
4	Sale of shares in Sify Ltd.	—	—	—	—	0.6
5	Others, net	(1.1)	(1.5)	(1.3)	(1.5)	(7.4)
6	Total adjustments (2 to 5)	(3.1)	(2.0)	(4.1)	(13.5)	(7.8)
7	Net income as per US GAAP
	Financial Statements	$86.3	$62.3	$71.1	$298.4	$249.4
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended December 31, 2006 furnished to the United States Securities and Exchange Commission on January 26, 2007 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.